Exhibit 99.2

Santiago, June 10, 2021

GG.– 135 / 2021

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Ref.: Material Event Notice.

Dear Mr. Chairman,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Commission for the Financial Market, we inform the following Material Event:

On this date, Itaú Corpbanca (the “Bank”) held a Board of Directors’ meeting, at which the members of the Board agreed to convene an Extraordinary Shareholders’ Meeting for July 13, 2021, at 10:00 A.M. (Santiago time), at 5537 Presidente Riesco Ave., 3rd Floor, Las Condes. At such meeting, shareholders will review the following matters:

A.	Increase the capital of the Bank in the amount of $830,000,000,000 (eight hundred and thirty billion Chilean pesos) or in the amount determined by the Shareholders’ Meeting, through the issuance of new shares, which shall be subscribed and paid within the term agreed by the Shareholders’ Meeting;

B.	Set the price, the form, time, procedure and other conditions of placement of the shares to be issued pursuant to the capital increase; or empower the Board of Directors to determine, set and freely agree and with the broadest powers the price, the form, time, procedure and other conditions for the placement of the aforementioned shares;

C.	Amend the Bank’s bylaws to reflect the resolutions of the Shareholders’ Meeting;

D.	Inform about related party transactions referred to in Title XVI of Law 18,046, on Chilean Corporations Act; and

E.	Generally, adopt all other resolutions that may be necessary or convenient in order to implement the resolutions of the Shareholders’ Meeting.

The capital increase is intended to support the future growth of the Bank and to have capitalization indexes in line with the main banks in the country, in accordance with Basel III standards and pursuant to the Chilean Commission for the Financial Market regulation.

In this context and as part of the Bank’s capital planning, it is reported that in the extraordinary meeting held today, the Bank’s Board of Directors agreed to propose the Ordinary Shareholders’ Meeting to be held in the first quarter of next year, the distribution of an amount not exceeding 30% of the profits corresponding to year 2021.

The Board of Directors also agreed that this shareholders’ meeting will be held remotely, so that the technological means that will be used will constitute the sole and exclusive mechanism to participate and vote, in order to prevent any exposure to contagion, in accordance with the recommendations and mandatory measures of the Chilean authorities. The information regarding how to register, connect and participate remotely in this meeting, will be available and will be communicated timely in the notices of summons to the meeting and on the Bank's website www.itau.cl.

The notices of summons to the Extraordinary Shareholders’ Meeting, including the matters to be reviewed, will be published in the opportunities provided by the applicable legislation.

Sincerely,

Gabriel Moura

Chief Executive Officer

Itaú Corpbanca